SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 19, 2008

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published three announcements on August 18, 2008 on the Hong Kong Stock Exchange’s website at http://www.hkexnews.hk/listedco/listconews/advancedsearch/search_active_main.asp with respect to:

(1) bonus share issue by way of conversion of capital reserve of the Company;

(2) resolutions of the board of directors of the Company dated on August 18, 2008; and

(3) an unaudited consolidated interim results of the Company and its subsidiaries for the six months ended June 30, 2008.

Copies of English announcements are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: August 19, 2008

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMNT – BONUS SHARE ISSUE BY WAY OF CONVERSION OF CAPITAL RESERVE

The board (the "Board") of directors (the "Directors") of the Company and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

The shareholders of China Southern Airlines Company Limited (the "Company") has approved the bonus shares issue by way of conversion of capital reserve ("Bonus Shares Issue") at the 2007 annual general meeting and the class meetings of the Company on 25 June 2008. The capital reserve of the Company was RMB5.979 billion as at 31 December 2007. The Bonus Shares Issue will be made by conversion of capital reserve on the basis of 5 new shares, credited as fully paid, for every 10 existing shares. On the basis of a total of 2,187,089,000 new shares of the Company being issued to the shareholders of the Company pursuant to the Bonus Shares Issue (based on 4,374,178,000 shares of the Company in issue as at 31 December 2007), a total of 6,561,267,000 shares of the Company will be in issue after the completion of the Bonus Share Issue. The Bonus Shares Issue shall be subject to the approval by the Ministry of Commerce.

The Company has received the "Approval in respect of the increase in the registered capital of China Southern Airlines Company Limited from the Ministry of Commerce" (Shang Zi Pi [2008] No. 1094) issued by the Ministry of Commerce on 14 August 2008 approving the Bonus Shares Issue. The Company will implement the Bonus Shares Issue as soon as practicable. Further announcement will be made by the Company as to the details of implementation plan of the Bonus Shares Issue.

By Order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
18 August 2008

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

Announcement of the Resolutions of the Board of Directors

The board (the "Board") of directors (the "Directors") of the Company and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

On 18 August 2008, China Southern Airlines Company Limited (the "Company") held the fifth meeting of the fifth session of the Board in the 1st Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel. The number of Directors supposed to be present at the meeting was 12 and the actual number of attended Directors was 10. Zhao Liu An and Chen Zhen You (Directors) were unable to attend the meeting and appointed Wang Quan Hua and Xu Jie Bo (Directors) as their proxies respectively to attend and vote at the meeting. The meeting was held in compliance with the relevant provisions of the Company Law of the People's Republic of China and the articles of association of the Company (the "Articles of Association").

The following resolutions were approved at the meeting:

1. To consider and approve the whole text and summary of the 2008 interim report and results announcement (including both A shares and H shares) and resolve that:

   (i) no interim dividend is declared; and

   (ii) the interim results of the Company will be published on the same date.

2. To consider and approve the execution of an operating lease agreement on 7 Boeing B737-800 aircrafts entered into between Xiamen Airlines, a non wholly-owned subsidiary of the Company and GE Commercial Aviation Services.

   Based on the operation capacity planning of Xiamen Airlines, Xiamen Airlines plans to lease 7 Boeing B737-800 aircrafts by way of operating lease. The term of the lease is eight years from 2011 to 2019. The price for the operating lease will be determined by the parties with reference to the prevailing market price. The Board believes that the introduction of the new aircrafts under the operating lease is beneficial to the implementation of the Group's development strategy and improvement of the Group's operating capacity in order to accommodate the continuous growth in demand for aviation services in the PRC and serve the passenger with better services and enhance the competitiveness and core competence of the Company.

3. To consider and approve the amendments to the "Articles of Association" and submit the same to the forthcoming general meeting of the Company. The details of the amendments to the "Articles of Association" are set out in the Appendix below.

4. To consider and approve the amendments to the "Procedural rules of the Shareholders' General Meeting" and "Procedural rules of Board of Directors" and submit the same to the forthcoming general meeting of the Company. The details of the relevant amendments will be disclosed in a circular to be despatched to the shareholders.

5. To consider and approve the amendments to the "Terms of Reference of the President".

6. To consider and approve the "Rules for the Investor Relations Management", for details, please refer to the website of the Shanghai Stock Exchange at www.sse.com.cn.

7. To consider and approve the amendments to the "Decision-making authority and procedural rules for the Connected transactions" and re-name as "Rules on Connected Transactions". For details, please refer to the website of the Shanghai Stock Exchange at www.sse.com.cn.

Appendix – Amendments to the Articles of Association

(i) **Original**: "Article 2: The Company is a joint stock limited company established in accordance with the Company Law, "State Council's Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Joint Stock Limited Companies" (hereinafter referred to as the "Special Regulations") and other relevant laws and administrative regulations of the State. The legitimate rights and interests of the Company and its shareholders are under the jurisdiction of and protected by the PRC laws, regulations and other relevant provisions of the Government. The Company was established by way of promotion with the approval from the State Commission for Restructuring the Economic System of the PRC on 31 December 1994 as evidenced by the approval document 1994 No. 139. It was registered with the State Administration Bureau of Industry and Commerce of the PRC and obtained its business license on 25 March 1995. The number of the Company's business license is 1000001001760. Pursuant to the approval document Wai Jing Mao Zi Yi Han 2003 No. 273 from the Foreign Trade and Economic Cooperation Ministry of the PRC, the Company was allowed to transform into a perpetual foreign investment joint stock limited company on 13 March 2003. The Company obtained its legal person business license Qi Gu Guo Zi No. 000995 on 17 October 2003 from the State Administration Bureau of Industry and Commerce of the PRC. The Promoter of the Company is 南航集團公司 (renamed as China Southern Air Holding Limited)."

To be amended as: "Article 2: The Company is a joint stock limited company established in accordance with the Company Law, "State Council's Special Regulations Regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Joint Stock Limited Companies" (hereinafter referred to as the "Special Regulations") and other relevant laws and administrative regulations of the State. The legitimate rights and interests of the Company and its shareholders are under the jurisdiction of and protected by the PRC laws, regulations and other relevant provisions of the Government. The Company was established by way of promotion with the approval from the State Commission for Restructuring the Economic System of the PRC on 31 December 1994 as evidenced by the approval document 1994 No. 139. It was registered with the State Administration Bureau of Industry and Commerce of the PRC and obtained its business license on 25 March 1995. ~~The number of the Company's business license is 1000001001760.~~ Pursuant to the approval document Wai Jing Mao Zi Yi Han 2003 No. 273 from the Foreign Trade and Economic Cooperation Ministry of the PRC, the Company was allowed to transform into a perpetual foreign investment joint stock limited company on 13 March 2003. ~~The Company obtained its legal person business license Qi Gu Guo Zi No. 000995 on 17 October 2003 from the State Administration Bureau of Industry and Commerce of the PRC.~~ The Promoter of the Company is 南航集團公司 (renamed as China Southern Air Holding Limited)."

(ii) **Original**: "Article 29: In accordance with the approval granted by the Securities Commission of the State Council, the Company has issued a total of 4,374,178,000 ordinary shares, of which (a) 2,200,000,000 A Shares (state shares) were issued upon the establishment of the Company and were all subscribed for by the promoter of the Company; (b) 1,174,178,000 H Shares were issued to foreign investors in connection with the first increase of capital of the Company, including shares issued pursuant to the exercise of the over-allotment option and (c) 1,000,000,000 A Shares (public shares) were issued to domestic investors in connection with the second increase of capital of the Company. Further shares were issued to shareholders in connection with the bonus shares issue by way of conversion of capital reserve. The share capital structure of the Company after such issue of shares is: (a) 3,300,000,000 A Shares (state shares) held by the promoter, representing 50.30% of the total share capital; (b) 1,761,267,000 H Shares held by foreign investors, representing 26.84% of the total share capital; and (c) 1,500,000,000 A Shares (public shares) held by domestic investors, representing 22.86% of the total share capital."

To be amended as: "Article 29: In accordance with the approval granted by the ~~Securities Commission~~ competent securities authority of the State Council, the Company has issued a total of 4,374,178,000 ordinary shares, of which (a) 2,200,000,000 A Shares (state shares) were issued upon the establishment of the Company and were all subscribed for by the promoter of the Company; (b) 1,174,178,000 H Shares were issued to foreign investors in connection with the first increase of capital of the Company, including shares issued pursuant to the exercise of the over-allotment option; and (c) 1,000,000,000 A Shares (public shares) were issued to domestic investors in connection with the second increase of capital of the Company. Further shares were issued to shareholders in connection with the bonus shares issue by way of conversion of capital reserve. The share capital structure of the Company after such issue of shares is: (a) 3,300,000,000 A Shares ~~(state shares)~~ held by the promoter, representing 50.30% of the total share capital; (b) 1,761,267,000 H Shares held by foreign investors, representing 26.84% of the total share capital and (c) 1,500,000,000 A Shares ~~(public shares)~~ held by domestic investors, representing 22.86% of the total share capital."

(iii) **Original**: "Article 36: When the Company reduces its registered capital, it must draw up a balance sheet and an inventory of assets. The Company shall notify its creditors within ten days from the date of the Company's resolution for reduction of capital and shall publish a notice in a newspaper at least three times within thirty days from the date of such resolution. A creditor has the right within thirty days of receiving the notice from the Company or, in the case of a creditor who does not receive the notice, within ninety days from the date of the first public notice, to require the Company to repay its debts or provide a corresponding guarantee for such debt. The Company's registered capital after reduction shall not be less than the statutory minimum amount."

To be amended as: "Article 36: When the Company reduces its registered capital, it must draw up a balance sheet and an inventory of assets. The Company shall notify its creditors within ten days from the date of the Company's resolution for reduction of capital and shall publish a notice in a newspaper at least three times within thirty days from the date of such resolution. A creditor has the right within thirty days of receiving the notice from the Company or, in the case of a creditor who does not receive the notice, within ~~ninety days~~ forty five days from the date of the first public notice, to require the Company to repay its debts or provide a corresponding guarantee for such debt. The Company's registered capital after reduction shall not be less than the statutory minimum amount."

(iv) **Original**: "Article 72: The controlling shareholders and beneficial controller of the Company have a fiduciary duty towards the Company and its public shareholders, and shall not exploit their connected relationship with the Company to harm the interests of the Company. If they have violated such provision and caused damage to the Company, they are liable for compensation."

To be amended as: "Article 72: The controlling shareholders and beneficial controller of the Company have a fiduciary duty towards the Company and its ~~public~~ other shareholders, and shall not exploit their connected relationship with the Company to harm the interests of the Company. If they have violated such provision and caused damage to the Company, they are liable for compensation.

The controlling shareholders shall exercise their rights as contributors strictly in accordance with laws. The controlling shareholders shall not impair the legitimate interests of the Company and other shareholders by taking advantage from connected transactions, profit distribution, assets restructuring, external investment, capital appropriation and loan guarantee, nor shall they exploit their controlling position to prejudice the interests of the Company and other shareholders.

The Board of the Company shall establish a "moratorium upon misappropriation" mechanism on shares held by substantial shareholders. Once the Board becomes aware of any embezzlement of the Company's assets by the controlling shareholder or the beneficial controller through abuse of the Company's funds or by other means, the controlling shareholder's shareholding in the Company shall be subject to moratorium by judicial order immediately. If the controlling shareholder is unable to repay the embezzled assets in cash, the Company shall be entitled to dispose of the shares held by the controlling shareholder and retain the proceeds resulting therefrom as compensation.

The directors, supervisors and other senior management personnel of the Company shall comply with the laws, administrative regulations and the Company's Articles of Association. They shall exercise care and diligence and fulfill their fiduciary duties to the Company, and protect the assets of the Company at their own initiative. They shall not exploit their positions to facilitate, assist or indulge the controlling shareholder in embezzling the funds of the Company, nor shall they impair the Company's interests through unauthorized guarantees, unfair connected transactions or otherwise.

If a director of the Company is found assisting or indulging the controlling shareholder and its associated enterprises in misappropriating the assets of the Company, upon the proposal of the Supervisory Committee or any shareholder holding 3% or more of the shares in the Company, a general meeting of the Company shall be convened to consider removing such director from office.

If a supervisor of the Company is found assisting or indulging the controlling shareholder and its associated enterprises in misappropriating the assets of the Company, upon the proposal of the Board or any shareholder holding 3% or more of the shares in the Company, a general meeting of the Company shall be convened to consider removing such supervisor from office.

If any other senior management personnel of the Company is found assisting or indulging the controlling shareholder and its associated enterprises in misappropriating the assets of the Company, upon the proposal of one third or more of the directors or supervisors, a board meeting shall be convened to consider removing such senior management personnel from office.

If a director, supervisor or other senior management personnel of the Company fails to fulfil his/her duties of fiduciary to the Company by exploiting his/her position to assist or indulge the controlling shareholder and its associated enterprises in misappropriating the assets of the Company, and be suspected of committing an offence, upon a resolution passed by the Board or the Supervisory Committee of the Company, such personnel shall be transferred to the relevant judicial authority for investigation of criminal responsibility."

(v) **Original**: "Article 76: The general meeting shall exercise the following functions and powers:

.....

(18) To approve external guarantee by the Company;"

To be amended as: "Article 76: The shareholders' general meeting shall exercise the following functions and powers:

.....

(18) To consider and approve external guarantees made by the Company at a shareholders' general meeting as required by the laws, rules and regulations and provisions of these Articles of Association;"

(vi) **Original**: "Article 83: Shareholders requisitioning the convening of an extraordinary general meeting or a class meeting shall abide by the following procedures:

(1) Two or more shareholders holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held shall sign one or more counterpart requisitions stating the objectives of the meeting and requiring the Board of Directors to convene a shareholders' extraordinary general meeting or a class meeting. The Board of Directors shall as soon as possible proceed to convene the extraordinary general meeting or a class meeting after receiving the requisition. The amount of shareholdings referred to above shall be calculated as at the date of the deposit of the requisition.

(2) The Board of Directors shall, in accordance with laws, administrative regulations and these Articles of Association, furnish a written reply stating its agreement or disagreement to convene the extraordinary general meeting within ten days upon receipt of such requisition.

(3) .....

If the Board of Directors does not agree to convene the extraordinary general meeting or does not furnish any reply within ten days upon receipt of such requisition, shareholders individually or jointly holding over 10% of the shares of the Company shall be entitled to propose to the supervisory committee that an extraordinary general meeting or a class

meeting be convened, and such proposal shall be made in writing to the supervisory committee or they may themselves convene the general meeting in accordance with the requirements under the Articles of Association.

(4) .....”

To be amended as: “Article 83: Shareholders requisitioning the convening of an extraordinary general meeting or a class meeting shall abide by the following procedures:

(1) ~~Two or more shareholders~~ Shareholders individually or jointly holding in aggregate 10% or more of the shares carrying the right to vote at the meeting sought to be held shall sign one or more counterpart requisitions stating the objectives of the meeting and requiring the Board of Directors to convene a shareholders’ extraordinary general meeting or a class meeting. ~~The Board of Directors shall as soon as possible proceed to convene the extraordinary general meeting or a class meeting after receiving the requisition. The amount of shareholdings referred to above shall be calculated as at the date of the deposit of the requisition.~~

(2) .....

(3) ...

If the Board of Directors does not agree to convene the extraordinary general meeting or does not furnish any reply within ten days upon receipt of such requisition, shareholders individually or jointly holding over 10% of the shares of the Company shall be entitled to propose to the supervisory committee that an extraordinary general meeting be convened, and such proposal shall be made in writing to the supervisory committee ~~or they may themselves convene the general meeting in accordance with the requirements under the Articles of Association~~.

(4) ......”

(vii) **Original**: “Article 94: .....The period between the record date and the date for the meeting shall not be more than 7 working days. No changes shall be made once the record date is confirmed.”

To be amended as: “Article 94.....The period between the record date and the date for the meeting shall not be ~~more than 7 working days~~ less than 30 days. No changes shall be made once the record date is confirmed.”

(viii) **Original**: “Article 107: The Company shall, subject to the shareholders’ general meetings being legally and validly held, encourage a higher proportion of participation of public shareholders in shareholders’ general meetings through various means, including using modern information technology to establish an online voting platform.”

To be amended as: “Article 107: The Company shall, subject to the shareholders’ general meetings being legally and validly held, and so far as the conditions permit, encourage a higher proportion of participation of ~~holders of public~~ shareholders in shareholders’ general meetings through various means, including using modern information technology to establish an online voting platform.”

(ix) **Original**: "Article 108: In order to protect the interests of public shareholders in good faith, the Company shall provide an online voting system for the shareholders to exercise their voting right at the shareholders' general meeting so far as the condition permits. On a voting by poll on the matters mentioned in Article 129 at the shareholders' general meeting, online voting shall be adopted for domestic shareholders. Where online voting is adopted for the shareholders' general meeting, all shareholders whose names appear on the register of members on the record date for the purpose of the shareholders' general meeting, are entitled to exercise their voting rights through the online voting system of the shareholders' general meeting, provided that the voting right of the same shares shall be exercised only by one of the following ways: on-the-spot voting, online voting or otherwise as specified. In the case of repeated voting for the same shares, only the first vote is valid."

To be amended as: " Article 108: ~~In order to protect the interests of public shareholders in good faith, the Company shall provide an online voting system for the shareholders to exercise their voting right at the shareholders' general meeting so far as the condition permits. On a voting by poll on the matters mentioned in Article 129 at the shareholders' general meeting, online voting shall be adopted for domestic shareholders.~~ Online voting adopted for the shareholders' general meeting shall be conducted in accordance with the relevant laws, rules and regulations. Where online voting is adopted for the shareholders' general meeting, all shareholders whose names appear on the register of members on the record date for the purpose of the shareholders' general meeting, are entitled to exercise their voting rights through the online voting system of the shareholders' general meeting, provided that the voting right of the same shares shall be exercised only by one of the following ways: on-the-spot voting, online voting or otherwise as specified. In the case of repeated voting for the same shares, only the first vote is valid. ~~Online voting adopted for the shareholders' general meeting shall be conducted in accordance with the relevant laws, rules and regulations.~~"

(x) **Original**: "Article 122: ...When any proxy of any shareholders shall abstain from voting or be limited to vote in favor of or against any designated resolution, any votes made by such proxy in contravention of the aforesaid regulation or limitation **shall not be counted in the total number of voting shares.**"

To be amended as: " Article 122: ...When any shareholders (including proxy of any shareholders) shall abstain from voting or be limited to vote in favor of or against any designated resolution according to the relevant rules and regulations (including the listing rules of the relevant Exchange), any votes made by such proxy in contravention of the aforesaid regulation or limitation **shall not be counted in the total number of voting shares**."

(xi) **Original**: "Article 130: The following matters shall not be implemented or applied for unless they have been approved by the shareholders' general meeting and passed by more than half of the public shareholders with voting rights present at the shareholders' general meeting:

(1) Any issue of new shares by the Company to the public (including issue of overseas listed foreign shares or share of other natures), issue of convertible debentures, placing of shares to existing shareholders (except in such placing where the controlling shareholders have provided an undertaking to fully subscribe for the shares in cash before the shareholders' general meeting is convened);

(2) Major asset restructuring in which the assets will be acquired at a total price which is 20% higher than the audited net book value of such assets;

(3) Repayment of debts due to the Company by any shareholder using his shares of the Company;

(4) Overseas listing of any significant subsidiary of the Company;

(5) Other relevant issues which may have a material impact on the interests of the public shareholders in the development of the Company.

Where the Company makes an announcement on the resolutions of the shareholders' general meeting about any issue mentioned above, the announcement shall set out the number of the public shareholders voting at the shareholders' general meeting, the number of shares they held and its percentage in the total number of shares held by the public shareholders, the voting result and shareholdings of the ten largest public shareholders voting at the shareholders' general meeting and the results of their votes.

Where the Company convenes a shareholders' general meeting to consider and approve any issue mentioned above, it shall provide the domestic shareholders with an online voting system."

By deleting the existing Article 130 in its entirety and substituting therefore the following:

"Article 130: Any external guarantee made by the Company shall be considered and approved by the Board. The following matters involving guarantees shall be approved at the shareholders' general meeting after consideration and approval by the Board: (1) any guarantee to be provided where the aggregate amount of external guarantees made by the Company and its subsidiaries reaches or exceeds 50% of the latest audited net assets of the Company; (2) any guarantee to be provided for a party with a debt ratio exceeding 70%; (3) any single guarantee, the amount of which exceeding 10% of the latest audited net assets of the Company; (4) any guarantee provided in favour of the shareholders, the beneficial controller or their respective related parties; (5) any guarantee to be provided where the aggregate amount of external guarantees provided by the Company reaches or exceeds 30% of the latest audited total assets of the Company; (6) any other guarantees which are subject to approval at the shareholders' general meeting as stipulated by laws, rules and regulations, these Articles of Association and the listing rules of the stock exchange where the Company is listed."

(xii) **Original**: "Article 134: The opinions of the public shareholders shall be well represented in the election of directors (including independent directors) and supervisors (excluding supervisors assumed by staff representatives) at the shareholders' general meetings by promoting the accumulative voting system. ....."

To be amended as: "Article 134: ~~The opinions of the public shareholders shall be well represented in the election of directors (including independent directors) and supervisors (excluding supervisors assumed by staff representatives) at the shareholders' general meetings by promoting the accumulative voting system.~~ The accumulative voting system shall be promoted in the election of directors (including independent directors) and supervisors (excluding supervisors assumed by staff representatives) at the shareholders' general meetings...."

(xiii) **Original**: "Article 136: The Board of Directors and the supervisory committee shall consult the opinion of the top ten shareholders in writing prior to determination of the elected Directors and Supervisors."

By deleting the existing Article 136 in its entirety

(xiv) **Original**: "Article 137: After issue of notice of shareholders' general meeting by the Company about election of Directors and Supervisors, shareholders holding individually or in aggregate more than 5% of the voting shares of the Company may propose nominees of Directors and Supervisors before the shareholders' general meeting for review by the Board of Directors in accordance with the procedures for amendments to proposals of shareholders' general meeting before submission to shareholders' general meeting for examination."

To be amended as: "Article 136: After issue of notice of shareholders' general meeting by the Company about election of Directors and Supervisors, shareholders holding individually or in aggregate more than 5% of the voting shares of the Company may propose nominees of Directors and Supervisors before the shareholders' general meeting for review by the Board of Directors ~~in accordance with the procedures for amendments to proposals of shareholders' general meeting~~ before submission to shareholders' general meeting for examination. Shareholders holding individually or in aggregate more than 1% of the voting shares of the Company may propose nominees of independent directors for approval by the Board of Directors before submission to a shareholders' general meeting for consideration and approval."

(xv) **Original**: "Article 148: When the shareholders' general meeting has passed motions regarding cash distribution, bonus issue or conversion of capital common reserve into capital, the specific proposals will be implemented within two months after the close of the shareholders' general meeting."

To be amended as: "Article 147: When the shareholders' general meeting has passed motions regarding cash distribution, bonus issue or conversion of capital common reserve into capital, the specific proposals will be implemented within two months after the close of the shareholders' general meeting and all administrative approvals (if necessary) are obtained."

(xvi) **Original**: "Article 162: The Board shall be responsible to the shareholders' general meeting and shall exercise the following powers:

(1) To be responsible for the convening of the shareholders' general meeting and to report on its work to the shareholders' general meeting;

(2) .....;

(6) To formulate proposals for an increase or a decrease in the registered capital and the issue of debentures of the Company;

(7) To draw up plans for the merger, division or dissolution of the Company;

(8) ....;

(11) To appoint or dismiss the Company's president, and pursuant to the president's nominations to appoint or dismiss the vice president, the financial controller and other senior administrative officers of the Company and decide on their remunerations;

(12) ...;

(14) To propose to the shareholders' general meeting for the engagement or change of accounting firm for the audit work of the Company;

(15) To receive the work report and to check the work of the president of the Company;

(16) To exercise any other powers conferred by these Articles of Association or the shareholders' general meeting.

Except for resolutions of the Board of Directors in respect of the matters specified in Clauses (6), (7), (8) and (13) of this Article which shall be passed by more than two-thirds of all the directors, resolutions of the Board of Directors in respect of all other matters may be passed by more than one half of all the directors."

To be amended as: "Article 161: The Board shall be responsible to the shareholders' general meeting and shall exercise the following powers:

(1) To be responsible for the convening of the shareholders' general meeting and to report on its work to the shareholders' general meeting;

(2) ...;

(6) To formulate proposals for an increase or a decrease in the registered capital and the issue of debentures or other securities of the Company as well as listing of such securities of the Company;

(7) To draw up plans for substantial acquisitions, purchase of the Company's shares or merger, division, dissolution and change in the form of the Company;

(8) ....;

(11) To appoint or dismiss the Company's president, and pursuant to the president's nominations to appoint or dismiss the vice president, the financial controller and other senior administrative officers of the Company and decide on their remunerations and rewards and punishments;

(12) ....;

(14) To manage information disclosure of the Company;

(15) To establish and implement effective internal control systems of the Company;

(16) To propose to the shareholders' general meeting for the engagement or change of accounting firm for the audit work of the Company;

(17) To receive the work report and to check the work of the president of the Company;

(18) To exercise any other powers conferred by the laws, administrative regulations, departmental rules, these Articles of Association or the shareholders' general meeting.

Except for resolutions of the Board of Directors in respect of the matters specified in Clauses (6), (7), (8) and (13) of this Article which shall be passed by more than two-thirds of all the directors, resolutions of the Board of Directors in respect of all other matters may be passed by more than one half of all the directors."

(xvii) **Original**: "Article 170: Board meetings shall be held at least twice every year and be convened by the chairman of the Board by serving notice of each Board meeting on all the directors by telex, telegram, facsimile, express delivery, registered mail or personal delivery ten days before the date of the proposed meeting...."

To be amended as: "Article 169: Board meetings shall be held at least twice every year and be convened by the chairman of the Board by serving notice of each Board meeting on all the directors by telex, telegram, facsimile, express delivery, registered mail, ~~or~~ personal delivery or other methods where delivery can be confirmed ten days before the date of the proposed meeting....."

(xviii) **Original**: "Article 184: Directors shall be elected and replaced at the shareholders' general meeting, with a term of office of three years. ....

The term of a director shall commence on the date of entering on the office, and shall end on the date the term of the Board of Directors expires. Where no new appointment is made upon expiry of the term of a director, the original director shall, prior to the new director entering on the office, continue to perform his duties as a director in accordance with the provisions of laws, administrative regulations and these Articles of Association...."

To be amended as: "Article 183: Directors shall be elected and replaced at the shareholders' general meeting, with a term of office of three years....

~~The term of a director shall commence on the date of entering on the office, and shall end on the date the term of the Board of Directors expires.~~ Where no new appointment is made upon expiry of the term of a director, the original director shall, prior to the new director entering on the office, continue to perform his duties as a director in accordance with the provisions of laws, administrative regulations and these Articles of Association....."

(xvix) **Original**: "Article 222: The supervisory committee shall be accountable to entire shareholders and exercise the following functions and powers in accordance with law:

(1) To examine the Company's financial situation;

(2) .....;

(7) Other functions and powers specified in these Articles of Association. Members of the supervisory committee shall attend as non-voting members at meetings of the Board of Directors.

Other functions and powers of the supervisory committee shall be determined in accordance with the laws and regulations of the place where the Company is listed."

To be amended as: "Article 221: The supervisory committee shall be accountable to entire shareholders and exercise the following functions and powers in accordance with law:

(1) To examine the Company's financial situation;

(2) .....;

(7) To supervise the establishment and implementation of internal control by the Board of Directors;

(8) Other functions and powers specified in these Articles of Association. Members of the supervisory committee shall attend as non-voting members at meetings of the Board of Directors.

Other functions and powers of the supervisory committee shall be determined in accordance with the laws and regulations of the place where the Company is listed."

(xx) **Original**: "Article 224: Resolutions of the supervisory committee shall be passed by half or more of all of its members."

To be amended as: "Article 223: Resolutions of the supervisory committee shall be passed by two-thirds ~~half~~ or more of all of its members."

(xxi) **Original**: "Article 236: A person may not serve as a director, supervisor, president and other senior administrative officers of the Company if any of the circumstances of Article 183 in these Articles of Association applies."

To be amended as: "Article 235: A person may not serve as a director, supervisor, president and other senior administrative officers of the Company if any of the circumstances of Article ~~183~~ 182 in these Articles of Association applies. Persons who hold positions other than directors in any entity of the controlling shareholders or beneficial controller shall not be appointed as senior management personnel of the Company. The personnel of the Company shall be independent from its controlling shareholders or beneficial controller. Any senior management personnel of the Company's controlling shareholder who serves concurrently as a director of the Company shall ensure that he/she has sufficient time and effort to work for the Company."

(xxii) **Original**: "Article 269: After the profit distribution plan has been resolved at the shareholders' general meeting, the Board of Directors shall complete the dividend (or share) distribution within two months after the holding of the general meeting."

To be amended as: "Article 268: After the profit distribution plan has been resolved at the shareholders' general meeting, the Board of Directors shall complete the dividend (or share) distribution within two months after ~~the holding of~~ consideration and approval by the general meeting and all administrative approvals (if necessary) are obtained."

(xxiii) **Original**: "Article 312: The Company stipulates that China Securities Journal, Shanghai Securities Journal, Hong Kong Commercial Daily and China Daily to be the media to publish the announcements and other information of the Company."

To be amended as: "Article 311: The Company stipulates that China Securities Journal, and Shanghai Securities Journal, ~~Hong Kong Commercial Daily and China Daily~~ to be the media to publish the announcements and other information of the Company."

(xxiv) **Other amendments**:

(i) Reference to "the Securities Commission of the State Council" in the Articles of Association shall be changed to "the competent securities authority of the State Council"; and

(ii) THAT the articles following the existing Article 136 be and are hereby re-numbered accordingly.

By Order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
18 August 2008

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

2008 INTERIM RESULTS

The board of directors (the "Board") of China Southern Airlines Company Limited (the "Company") hereby announces the unaudited consolidated interim results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2008, together with the comparative figures for the corresponding period of 2007 as follows:

I INTERIM FINANCIAL INFORMATION

Consolidated Income Statement
for the six months ended 30 June 2008 – unaudited
(Expressed in Renminbi)

		Six months ended 30 June	
		2008	2007
	Note	***RMB million***	*RMB million*
Operating revenue			
Traffic revenue		**26,209**	24,086
Other operating revenue		**572**	470
Total operating revenue	*3*	**26,781**	24,556
Operating expenses			
Flight operations		**16,074**	13,226
Maintenance		**2,354**	2,361
Aircraft and traffic servicing		**4,161**	3,974
Promotion and sales		**1,596**	1,565
General and administrative		**853**	839
Depreciation and amortisation		**2,880**	2,546
Others		**84**	63
Total operating expenses		**28,002**	24,574
Other income, net		**53**	80
Operating (loss)/profit		**(1,168)**	62

	Note	Six months ended 30 June 2008 RMB million	2007 RMB million
Non-operating income/(expenses)			
Interest income		**43**	16
Interest expense	*5*	**(995)**	(1,132)
Share of associates' results		**(57)**	32
Share of jointly controlled entities' results		**87**	51
(Loss)/gain on derivative financial instruments, net		**(4)**	69
Exchange gain, net		**2,635**	1,266
Gain on sale of equity interest in a subsidiary		**37**	–
Others, net		**366**	84
Total non-operating income, net		**2,112**	386
Profit before taxation		**944**	448
Income tax expense	*4*	**(4)**	(222)
Profit for the period	*5*	**940**	226
Attributable to:			
Equity shareholders of the Company		**847**	168
Minority interests		**93**	58
Profit for the period		**940**	226
Earnings per share	*7*		
Basic		**RMB0.19**	RMB0.04
Diluted		**RMB0.19**	RMB0.04

Consolidated Balance Sheet
at 30 June 2008 – unaudited
(Expressed in Renminbi)

	Note	At 30 June 2008 RMB million	At 31 December 2007 RMB million
Non-current assets			
Property, plant and equipment, net	8	**56,662**	58,441
Construction in progress	9	**15,698**	11,385
Lease prepayments		**552**	556
Interest in associates		**161**	218
Interest in jointly controlled entities		**960**	873
Other investments in equity securities		**168**	168
Lease deposits		**611**	659
Available-for-sale equity securities		**163**	362
Deferred tax assets		**338**	11
Other assets		**441**	470
		75,754	73,143
Current assets			
Financial assets		**4**	2
Inventories		**1,293**	1,213
Trade receivables	10	**1,998**	1,966
Other receivables		**1,171**	1,075
Prepaid expenses and other current assets		**541**	592
Amounts due from related companies		**100**	118
Cash and cash equivalents		**5,139**	3,824
		10,246	8,790
Current liabilities			
Financial liabilities		**46**	5
Bank and other loans	11	**27,920**	24,948
Obligations under finance leases		**2,344**	2,877
Trade payables	12	**1,822**	1,844
Sales in advance of carriage		**1,926**	1,885
Income taxes payable		**383**	500
Amounts due to related companies		**245**	194
Accrued expenses		**8,071**	7,354
Other liabilities		**2,875**	2,994
		45,632	42,601
Net current liabilities		**(35,386)**	(33,811)
Total assets less current liabilities		**40,368**	39,332

	Note	At 30 June 2008 RMB million	At 31 December 2007 RMB million
Non-current liabilities and deferred items			
Bank and other loans	*11*	**10,258**	9,074
Obligations under finance leases		**11,825**	12,858
Provision for major overhauls		**741**	683
Provision for early retirement benefits		**196**	230
Deferred credits		**968**	1,027
Deferred tax liabilities		**759**	748
		24,747	24,620
Net assets		**15,621**	14,712
Capital and reserves			
Share capital		**4,374**	4,374
Reserves	*13*	**8,702**	7,872
Total equity attributable to equity shareholders of the Company		**13,076**	12,246
Minority interests		**2,545**	2,466
Total equity		**15,621**	14,712

Notes:

1 Basis of preparation

This interim financial report of China Southern Airlines Company Limited (the "Company") and its subsidiaries (the "Group") has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard 34 "Interim Financial Reporting" ("IAS 34") adopted by the International Accounting Standards Board ("IASB"). It was authorised for issuance on 18 August 2008.

At 30 June 2008, the Group's current liabilities exceeded its current assets by RMB35,386 million, which includes bank and other loans repayable within one year of RMB27,920 million. In preparing the interim financial report, the directors have considered the Group's sources of liquidity and believe that adequate funding is available to fulfil the Group's short term obligations and capital expenditure requirements. Accordingly, the interim financial report has been prepared on a basis that the Group will be able to continue as a going concern.

The interim financial report has been prepared in accordance with substantially the same accounting policies adopted in the 2007 annual financial statements. Please refer to Note 2 for the discussion of new and revised International Financial Reporting Standards ("IFRSs") adopted by the Group in 2008. IFRSs include International Accounting Standards ("IAS") and related interpretations.

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

In preparing this interim financial report, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the 2007 annual financial statements.

The interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2007 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with IFRSs.

The financial information relating to the financial year ended 31 December 2007 that is included in the interim financial report as being previously reported information does not constitute the Group's annual financial statements prepared under IFRSs for that financial year but is derived from those financial statements. The Group's annual financial statements for the year ended 31 December 2007 are available at the Company's registered office. The independent auditor has expressed an unqualified opinion on those financial statements in the audit report dated 18 April 2008.

2 **New and revised IFRSs**

The IASB has issued a number of new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group. The Board of Directors has determined the accounting policies to be adopted in the preparation of the Group's annual financial statements prepared under IFRSs for the year ending 31 December 2008, on the basis of IFRSs currently in issue.

The IFRSs that will be effective or are available for voluntary early adoption in the annual financial statements prepared under IFRSs for the year ending 31 December 2008 may be affected by the issue of additional interpretation(s) or other changes announced by the IASB subsequent to the date of issuance of this interim financial report. Therefore the policies that will be applied in the Group's financial statements for the year ending 31 December 2008 cannot be determined with certainty at the date of issuance of this interim financial report.

The adoption of these new and revised IFRSs did not result in significant changes to the Group's accounting policies applied in this interim financial report for the periods presented. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3 **Revenue and segment reporting**

The Group operates principally as a single business segment for the provision of air transportation services.

Turnover comprises revenues from airline and airline-related business and is stated net of sales tax.

Geographic information about the Group's turnover and operating profit/(loss) are analysed as follows:

	For the six months ended 30 June			
	Domestic	**Hong Kong and Macau**	**International**	**Total**
	RMB million	*RMB million*	*RMB million*	*RMB million*
2008				
Traffic revenue	**20,894**	**534**	**4,781**	**26,209**
Other operating revenue	**559**	**13**	**–**	**572**
Turnover	**21,453**	**547**	**4,781**	**26,781**
Operating (loss)/profit	**(513)**	**32**	**(687)**	**(1,168)**
2007				
Traffic revenue	19,165	571	4,350	24,086
Other operating revenue	470	–	–	470
Turnover	19,635	571	4,350	24,556
Operating profit/(loss)	592	(19)	(511)	62

4 Income tax expense

	Six months ended 30 June	
	2008	2007
	RMB million	*RMB million*
PRC income tax	**274**	192
Deferred tax	**(270)**	30
Income tax expense	**4**	222

In respect of the Group's overseas airline operations, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in these overseas jurisdictions. Accordingly, no provision for overseas tax has been made for both the current and prior periods.

The Corporate Income Tax Law of the PRC ("new tax law") has taken effect from 1 January 2008. As a result of the new tax law, the statutory income tax rate adopted by the Company and its subsidiaries has been changed from 33% to 25% with effect from 1 January 2008.

Prior to enactment of the new tax law, the headquarters of the Company were taxed at a preferential rate of 18% and certain branches and subsidiaries were taxed at rates ranging from 15% to 33%.

Pursuant to the new tax law, the income tax rates of entities that previously enjoyed preferential tax rates of 15% and 18% have been revised to 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 respectively.

5 Profit for the period

	Six months ended 30 June	
	2008	2007
	RMB million	*RMB million*
Profit for the period is arrived at after charging/(crediting):		
(a) Interest expense		
Interest on bank and other loans	**947**	1,049
Finance charges on obligations under finance leases	**356**	363
Less: borrowing costs capitalised	**(308)**	(280)
	995	1,132
(b) Other items		
Jet fuel costs	**10,383**	8,598
Depreciation		
– Owned assets	**2,089**	1,779
– Assets acquired under finance leases	**768**	756
Other amortisation	**23**	11
Operating lease charges		
– Aircraft and flight equipment	**2,002**	1,801
– Land and buildings	**178**	159
Staff costs	**3,046**	2,576
Dividend income from other investment in equity securities	**(8)**	–

6 Dividends

The Board of Directors does not recommend the payment of an interim dividend for the six months ended 30 June 2008. No interim dividend was paid in respect of the six months ended 30 June 2007.

7 Earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2008 is based on the profit attributable to equity shareholders of the Company of RMB847 million (six months ended 30 June 2007: RMB168 million) and the weighted average number of shares in issue during the period of 4,374 million (six months ended 30 June 2007: 4,374 million).

The amount of diluted earnings per share is the same as basic earnings per share as there were no dilutive potential ordinary shares in existence during both the current and prior periods.

8 Property, plant and equipment, net

During the six months ended 30 June 2008, the Group acquired aircraft with an aggregate cost of RMB812 million (six months ended 30 June 2007: RMB3,910 million).

9 Construction in progress

The construction in progress mainly related to advance payments for the acquisition of aircraft and flight equipment and progress payments for other construction projects. During the six months ended 30 June 2008, the Group incurred capital expenditure in respect of construction in progress amounted to RMB4,666 million (six months ended 30 June 2007: RMB474 million).

10 Trade receivables

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables, net of allowance for doubtful debts, is set out below:

	At 30 June 2008 *RMB million*	At 31 December 2007 *RMB million*
Within 1 month	**1,838**	1,803
More than 1 month but less than 3 months	**143**	144
More than 3 months but less than 12 months	**15**	18
More than 12 months	**2**	1
	1,998	1,966

11 Bank and other loans

Bank and other loans are analysed as follows:

	At 30 June 2008 *RMB million*	At 31 December 2007 *RMB million*
Non-interest bearing and unsecured	**3**	3
Interest bearing and secured	**8,418**	8,583
Interest bearing and unsecured	**29,757**	25,436
Total bank and other loans	**38,178**	34,022
Less: loans due within one year classified as current liabilities	**(27,920)**	(24,948)
	10,258	9,074

12 Trade payables

The ageing analysis of trade payables as of the balance sheet date is as follows:

	At 30 June 2008 *RMB million*	At 31 December 2007 *RMB million*
Within 1 month	**1,145**	1,180
More than 1 month but less than 3 months	**354**	347
More than 3 months but less than 6 months	**323**	317
	1,822	1,844

13 Reserves

(a) *Statutory surplus reserve*

No transfer to statutory surplus reserve has been made during the six months ended 30 June 2008 (six months ended 30 June 2007: Nil).

(b) *Government contributions*

Pursuant to the "Notice of approval for funds to be used specifically for the reconstruction after the snowstorm disaster" issued by the Civil Aviation Administration of China, national capital funds amounting to RMB121 million were contributed by PRC Government to the Company and its two subsidiaries through China Southern Air Holding Company. Such funds are to be used specifically for the reconstruction after the snowstorm disaster occurred in January 2008 in the PRC.

14 Capital commitments

At 30 June 2008, the Group had capital commitments as follows:

	At 30 June 2008 *RMB million*	At 31 December 2007 *RMB million*
Commitments in respect of aircraft and flight equipment		
– authorised and contracted for	**83,289**	88,742
Other commitments		
– authorised and contracted for	**855**	772
– authorised but not contracted for	**2,288**	1,686
	3,143	2,458
	86,432	91,200

15 Material related party transactions

(a) *Key management personnel remuneration*

Key management personnel receive compensation in the form of fees, salaries, allowances, benefits in kind, discretionary bonuses and retirement scheme contributions. Key management personnel received total compensation of RMB3,839,000 for the six months ended 30 June 2008 (six months ended 30 June 2007: RMB2,188,000). Such remuneration is included in "staff costs" as disclosed in Note 5.

(b) *Contributions to post-employment benefit plans*

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff.

(c) Transactions with China Southern Air Holding Company and its affiliates (the "CSAHC Group") and jointly controlled entities of the Group

	Six months ended 30 June 2008 RMB million	2007 RMB million
Income received from the CSAHC Group		
Charter flight and cargo income	**47**	–
Expenses paid to the CSAHC Group		
Handling charges	**21**	9
Air catering supplies	**29**	93
Commission expense	**–**	7
Sundry aviation supplies	**–**	23
Lease charges for land and buildings	**50**	50
Property management fee	**16**	13
Expenses paid to jointly controlled entities		
Ground service charges	**25**	19
Repairing charges	**649**	671
Flight simulation service charges	**75**	54
Income from jointly controlled entities		
Rental income	**18**	16

(d) Balances with the CSAHC Group, and an associate and jointly controlled entities of the Group

	At 30 June 2008 RMB million	At 31 December 2007 RMB million
Receivables		
The CSAHC Group	**2**	6
An associate	**2**	1
Jointly controlled entities	**96**	111
Payables		
The CSAHC Group	**134**	76
Jointly controlled entities	**111**	118

Amounts due from/to the CSAHC Group, an associate and jointly controlled entities of the Group are unsecured, interest free and have no fixed terms of repayment.

(e) Loans from and deposits placed with China Southern Airlines Group Finance Company Limited ("SA Finance") (a PRC authorised financial institution controlled by CSAHC and an associate of the Group)

At 30 June 2008, loans from SA Finance amounted to RMB547 million (31 December 2007: RMB329 million). The loans are unsecured and repayable within one year. Interest expense paid on such loans amounted to RMB10 million (six months ended 30 June 2007: RMB7 million) and the interest rates ranged from 3.60% to 7.47% during the period (six months ended 30 June 2007: 5.10% to 5.27%). The loans are guaranteed by CSAHC (included in the amount as disclosed in Note (f) below).

At 30 June 2008, the Group's deposits with SA Finance amounted to RMB760 million (31 December 2007: RMB906 million). The applicable interest rates were determined in accordance with the rates published by the People's Bank of China. Interest income received on such deposits amounted to RMB6 million (six months ended 30 June 2007: RMB3 million).

(f) Guarantees from CSAHC and SA Finance

Certain bank loans were guaranteed by the following parties:

	At 30 June 2008 *RMB million*	At 31 December 2007 *RMB million*
CSAHC	**1,044**	1,176
SA Finance	**2**	3

(g) Transactions with other state-controlled entities

The Company is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those disclosed in this interim financial report, the Group conducts transactions with other state-controlled entities which include but are not limited to the following:

- Transportation services;
- Leasing arrangements;
- Purchase of equipment;
- Purchase of ancillary materials and spare parts;
- Social welfare and ancillary services; and
- Financial services arrangement.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval processes do not depend on whether the counterparties are state-controlled entities or not.

Having considered the potential for transactions to be impacted by related party relationships, the Group's pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the financial statements, the directors are of the opinion that the following transactions with other state-controlled entities require disclosure:

(i) The Group's transactions with other state-controlled entities, including state-controlled banks in the PRC

	Six months ended 30 June	
	2008 *RMB million*	2007 *RMB million*
Jet fuel cost	**9,283**	6,934
Interest income	**34**	10
Interest expense	**815**	921

(ii) The Group's balances with other state-controlled entities, including state-controlled banks in the PRC

	At 30 June 2008 *RMB million*	At 31 December 2007 *RMB million*
Cash and deposits at bank	**2,625**	2,624
Short-term bank loans and current portion of long-term bank loans	**24,506**	23,004
Long-term bank loans, less current portion	**6,724**	6,772

(iii) Guarantees from other state-controlled entities, including state-controlled banks in the PRC

	At 30 June 2008 *RMB million*	At 31 December 2007 *RMB million*
Guarantees on certain bank loans of the Group	**646**	703

16 Contingent liabilities

(a) A writ of summons was issued on 30 May 2007 by the High People's Court of Guangdong Province relating to a claim that certain sales agents in Taiwan (the "plaintiffs") against the Company for the alleged breach of certain terms and conditions of a cooperative agreement (the "cooperative agreement"). The plaintiffs have made a claim against the Company for a total sum of approximately HKD107 million and an unspecified compensation for early termination of the cooperative agreement.

On 7 May 2008, the court rejected the claims made by the plaintiffs, and the plaintiffs were ordered to bear all litigation expenses in respect of the first trial. The plaintiffs have submitted an appeal to the Supreme People's Court of the PRC. The directors consider that the claim is without merit and has no material adverse effect on the financial position of the Group, and accordingly no provision in respect of the claims has been made.

(b) The Company has agreed to provide bank guarantees for its pilot trainees amounting to RMB91 million for financing their flight training expenses. As at 30 June 2008, an aggregate of personal bank loans of RMB2 million, under these guarantees, were drawn down from the banks.

17 Post balance sheet event

On 25 June 2008, a bonus share issue (the "Bonus Share Issue") of 2,187,089,000 shares by the conversion of share premium to share capital was approved in the Annual General Meeting and the respective Class Meetings of shareholders of A and H shares. The Bonus Share Issue was further approved by Ministry of Commerce of the PRC on 14 August 2008 and will take effect when other relevant legal and administrative procedures have been completed.

18 Comparative figures

Certain items in the comparative figures have been reclassified to conform with the current period's presentation to facilitate comparison.

II OPERATING DATA SUMMARY

	Six months ended 30 June 2008	2007	2008 vs 2007 Increase/ (decrease)	(%)
Capacity				
Available seat kilometres (ASKs) (million)				
– Domestic	**44,896**	42,724	2,172	5.1
– Hong Kong and Macau	**888**	954	(66)	(6.9)
– International	**9,645**	8,886	759	8.5
Total	**55,429**	52,564	2,865	5.5
Available tonne kilometres (ATKs) (million)				
– Domestic	**5,267**	4,972	295	5.9
– Hong Kong and Macau	**99**	107	(8)	(7.5)
– International	**1,669**	1,684	(15)	(0.9)
Total	**7,035**	6,763	272	4.0
Kilometres flown (thousand)	**337,710**	324,499	13,211	4.1
Hours flown (thousand)	**544**	518	26	5.0
Number of landing and takeoff (thousand)	**270**	262	8	3.1
Traffic				
Revenue passenger kilometres (RPKs) (million)				
– Domestic	**33,718**	31,570	2,148	6.8
– Hong Kong and Macau	**548**	595	(47)	(7.9)
– International	**6,230**	5,622	608	10.8
Total	**40,496**	37,787	2,709	7.2
Revenue tonne kilometres (RTKs) (million)				
– Domestic	**3,564**	3,334	230	6.9
– Hong Kong and Macau	**53**	59	(6)	(10.2)
– International	**927**	857	70	8.2
Total	**4,544**	4,250	294	6.9

	Six months ended 30 June		2008 vs 2007	
	2008	2007	Increase/ (decrease)	(%)
Passengers carried (thousand)				
– Domestic	**25,215**	23,789	1,426	6.0
– Hong Kong and Macau	**628**	673	(45)	(6.7)
– International	**2,113**	1,979	134	6.8
Total	**27,956**	26,441	1,515	5.7
Cargo and mail carried (thousand tonne)				
– Domestic	**363**	340	23	6.8
– Hong Kong and Macau	**6**	6	–	–
– International	**59**	57	2	3.5
Total	**428**	403	25	6.2
Load factors				
Passenger load factor (RPK/ASK) (%)				
– Domestic	**75.1**	73.9	1.2	1.6
– Hong Kong and Macau	**61.7**	62.4	(0.7)	(1.1)
– International	**64.6**	63.3	1.3	2.1
Overall	**73.1**	71.9	1.2	1.7
Overall load factor (RTK/ATK) (%)				
– Domestic	**67.7**	67.1	0.6	0.9
– Hong Kong and Macau	**53.5**	55.1	(1.6)	(2.9)
– International	**55.5**	50.9	4.6	9.0
Overall	**64.6**	62.8	1.8	2.9
Breakeven load factor (%)	**69.0**	64.1	4.9	7.6
Yield				
Yield per RPK (RMB)				
– Domestic	**0.59**	0.58	0.01	1.7
– Hong Kong and Macau	**0.92**	0.91	0.01	1.1
– International	**0.62**	0.62	–	–
Overall	**0.60**	0.59	0.01	1.7
Yield per cargo and mail tonne kilometre (RMB)	**1.99**	1.92	0.07	3.6

	Six months ended 30 June 2008	2007	2008 vs 2007 Increase/ (decrease)	(%)
Yield per RTK (RMB)				
– Domestic	**5.86**	5.75	0.11	1.9
– Hong Kong and Macau	**10.08**	9.66	0.42	4.3
– International	**5.16**	5.08	0.08	1.6
Overall	**5.77**	5.67	0.10	1.8
Fleet				
Total number of aircraft at period end				
– Boeing	**177**	173	4	2.3
– Airbus	**125**	109	16	14.7
– McDonnell Douglas	**25**	25	–	–
– Others	**11**	11	–	–
Total	**338**	318	20	6.3
Aircraft utilisation rate (hours per day)	**8.99**	9.39	(0.4)	(4.3)
Financial				
Operating cost per ATK (RMB)	**3.98**	3.63	0.35	9.6

III MANAGEMENT DISCUSSION AND ANALYSIS

Review and Prospects

During the reporting period, demand in the international aviation market declined as the global economy slowed down in the wake of the US sub-prime mortgage crisis, while the growth in the PRC aviation market was much lower than what was expected at the beginning of the year due to various unfavourable factors such as ballooning inflation, promulgation of a series of stringent monetary policies one after another, the snowstorm at the beginning of the year, the shortening of Labor Day holidays, and the earthquake in Sichuan. Increased stringent security inspection as a precaution for the Beijing Olympic Games also hampered the demand for aviation services to a certain extent. To survive the ordeal of high fuel prices and weak market demand, the Group has centralised treasury management and exercised strengthened internal operation management in accordance with the principle of "Integrated controls and effective management". The Group has also optimized its route network and adjusted the schedules of international flights to fully utilize its traffic capacity while making efforts to increase revenues by improving the quality of services and maximizing the earning. Besides, the Group has strengthened cost controls through cutting energy consumption, optimizing aviation equipment inventory, reducing capital expenditure and operating expenses. In addition, the Group is in progress of seeking government supports and subsidies to relieve current cost pressure.

During the reporting period, the Group has achieved a record of 5 million safe flying hours and was honored with the "Five-Star Flight Safety Award in the Chinese Civil Aviation Industry", the most prestigious award for flight safety in China, by the Civil Aviation Administration of China. The Group is the first airline to be granted this award. The Group also achieved a record of air security for the 169th straight month during the reporting period. In order to reinforce the

foundation of safety management, to upgrade the management level of flight teams and to cultivate a safety culture, the Group launched the "Year of Initiatives for the Flight Operations Division" campaign in 2008. Facing the severe conditions of a decline in market growth, the Group managed to maintain effective deployment of its traffic capacity, and make timely and necessary adjustments to capacity deployment for the long-haul international routes and large aircraft as well as adjustment of domestic routes on a timely manner. The Group has made efforts to increase the passenger load factors of both first and business class cabins and to develop the high-quality customer segments such as frequent flyers and high end customers as well as to expand its air ticket direct-sale business. In addition, the Group fully started the air cargo business that focused on European and North American routes and continuously enhanced cargo cooperation with other domestic and overseas airline companies. It entered into a framework agreement with Air France-KLM in respect of establishing an air cargo joint venture. Under such agreement, the two parties will establish an air cargo joint-venture company mainly to capture the international cargo market from China to Europe and North America, and make joint efforts to build a worldwide air cargo network, thus elevating the global competitiveness of both parties.

The Group has taken the great opportunity of Olympic to launch a campaign named "Year of Brand and Services", with a view to improving its brand image. In addition, in order to continuously enhance the quality of its services, the Group has actively improved its ground and cabin service facilities, installed a passengers servicing program for high-end customers, and reinforced measures such as quality inspection and complaints management.

The Group closely monitored the changes in the capital market. It continuously enhanced its corporate governance structure; strengthened the management of investor relation and market capitalisation; improved transparency in disclosure of corporate information; and established a culture that focused on serving investors and respecting investors. The share reform scheme in respect of conversion of all the Company's unlisted and non circulating shares into circulating A shares was successfully completed on 20 June 2008.

Upholding its corporate philosophy of "people-oriented" and "generating profits to reward shareholders; creating value to pay back the society; innovating services to satisfy customers; providing opportunities to reward employees", the Group strives to establish its core values of "Safety, Responsibility, Integrity, Harmony", and integrates social responsibility into its development strategies. Right after the earthquake had hit Wenchuan, Sichuan, on 12 May 2008, the Group dispatched its aircraft to conduct rescue operations and made the best effort to transport relief supplies and affected persons. The Group also made donation of funds and materials to earthquake-devastated regions, and constructed the China Southern Airlines Wenchuan Hope Primary School.

For the period under review, the Group's total traffic revenue was RMB26,209 million, an increase of RMB2,123 million or 8.8% from the same period last year. Meanwhile, the Group's total traffic volume increased by 6.9% to 4,544 million RTKs. The aggregate utilisation rate of the Group's aircraft was 8.99 hours per day for the period under review, a decrease of 0.4 hours or 4.3% from the same period last year.

Passenger revenue for the period under review was RMB24,358 million, up 8.8% from the same period last year, representing 92.9% of the Group's total traffic revenue. Passenger traffic volume increased by 7.2% to 40,496 million RPKs.

Domestic passenger revenue was RMB19,967 million, up 8.8% from the same period last year. Domestic passenger revenue accounted for 82.0% of overall passenger revenue. Passenger capacity, in terms of ASKs, increased by 5.1% while passenger traffic volume, in terms of RPKs, increased by 6.8% from the same period last year, resulting in an increase in passenger load factor of 1.2 percentage points to 75.1%. During the reporting period, the passenger yield per RPK increased by 1.7% from RMB0.58 to RMB0.59.

On Hong Kong and Macau routes, the Group recorded passenger revenue of RMB502 million, a decrease of 7.0% from same period last year. Hong Kong and Macau passenger revenue accounted for 2.0% of total passenger revenue. Passenger capacity, in terms of ASKs, decreased by 6.9% while passenger traffic volume, in terms of RPKs decreased by 7.9% from the same period last year, resulting in a decrease in passenger load factor of 0.7 percentage points to 61.7%. The passenger yield per RPK increased by 1.1% from RMB0.91 to RMB0.92.

Passenger revenue for the Group's international routes amounted to RMB3,889 million, an increase of 11.3% from the same period last year. International passenger revenue accounted for 16.0% of total passenger revenue. Passenger capacity, in terms of ASKs, increased by 8.5% while passenger traffic volume, in terms of RPKs, increased by 10.8% from the same period last year, resulting in an increase in passenger load factor of 1.3 percentage points to 64.6%. The passenger yield remained to be RMB0.62 as the same period last year.

Cargo and mail revenue was RMB1,851 million, an increase of 9.3% from the same period last year. Cargo and mail revenue accounted for 7.1% of total traffic revenue. Cargo and mail volume grew by 5.6% to 932 million RTKs from the same period last year, mainly due to the increasing traffic demand. The overall yield per cargo and mail tonne kilometre increased by 3.6% to RMB1.99.

Total operating expenses increased by 13.9% to RMB28,002 million from the same period last year, primarily due to the increase in fuel costs, resulting from the increase in fuel prices, and increase in depreciation expenses, aircraft operating lease charges resulting from fleet expansion and staff costs during the period under review.

Flight operations expenses increased by 21.5% to RMB16,074 million from the same period last year. Of these expenses, fuel cost was RMB10,383 million, up 20.8% from the same period last year, mainly as a result of the increase in fuel consumption and fuel prices. Aircraft operating lease charges increased by 11.2% to RMB2,002 million, which is mainly attributable to additional rental payments for new aircraft under operating leases.

Aircraft and traffic servicing expenses increased by 4.7% to RMB4,161 million from the same period last year, primarily as a result of an increase in traffic volume.

As compared with the same period last year, depreciation and amortisation expenses increased by 13.1% to RMB2,880 million, reflecting primarily the effect of scheduled aircraft delivered during the second half of 2007 and the period under review.

Maintenance expenses, promotion and sales expenses and general and administrative expenses remained stable and amounted to RMB2,354 million, RMB1,596 million and RMB853 million, respectively, during the period under review.

Interest expense decreased by 12.1% to RMB995 million in the period under review, mainly due to the decrease in LIBOR resulting in lower interest rates for the floating interest rate borrowings.

The Group recorded a net exchange gain of RMB2,635 million, mainly resulted from Renminbi appreciation against US dollars during the period under review. Such amount mainly represents unrealised translation exchange gain on period end US dollars denominated liabilities.

As a result of the aforementioned factors, for the six months ended 30 June 2008, the Group recorded a net profit attributable to equity shareholders of the Company of RMB847 million, as compared to a net profit attributable to equity shareholders of the Company of RMB168 million for the same period last year.

Liquidity, Financial Resources and Capital Structure

As at 30 June 2008, the Group's current liabilities exceeded its current assets by RMB35,386 million, which includes bank and other loans repayable within one year of RMB27,920 million. The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and on its ability to obtain adequate external finance to meet its committed future capital expenditures. In preparing the interim financial report, the directors of the Company have considered the Group's sources of liquidity and believe that adequate funding is available to fulfil the Group's short term obligations and capital expenditure requirements.

As at 30 June 2008, the Group's borrowings totalled RMB52,347 million, an increase of RMB2,590 million from RMB49,757 million as at 31 December 2007. The borrowings were denominated, to a large extent, in United States dollars and, to a smaller extent, in Renminbi, Japanese yen and Hong Kong dollars, with 15.6% of the total balance being fixed interest rate borrowings. Of the total borrowings, RMB30,264 million, RMB4,583 million, RMB4,347 million, RMB2,700 million and RMB10,453 million will be repayable in the twelve months ending 30 June 2009, 2010, 2011, 2012, 2013 and thereafter respectively. As at 30 June 2008, cash and cash equivalents of the Group totalled RMB5,139 million, an increase of RMB1,315 million from RMB3,824 million as at 31 December 2007. Of the total balance, 21.6% was denominated in foreign currencies.

Net debts (aggregate of bank and other loans, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents) increased by 3.2% to RMB62,147 million from RMB60,204 million as at 31 December 2007.

As at 30 June 2008, total equity attributable to equity shareholders of the Company amounted to RMB13,076 million, an increase of RMB830 million from RMB12,246 million as at 31 December 2007, mainly reflecting the profit attributable to equity shareholders of the Company recorded for the period under review. Total equity as at 30 June 2008 amounted to RMB15,621 million (as at 31 December 2007: RMB14,712 million).

Ratio of net debt to total equity of the Group as at 30 June 2008 is 4.0 times, as compared to 4.1 times as at 31 December 2007.

Charges on Assets

As at 30 June 2008, certain aircraft of the Group with an aggregate carrying value of approximately RMB32,623 million (as at 31 December 2007: RMB32,976 million) were mortgaged under certain loan and lease agreements.

Prospects for the Second Half of the Year

Looking into the second half of 2008, as affected by the international and domestic macro-economic environment, airlines are generally saddled with three major burdens, including decline in market growth, fierce competition and high oil price. The Group will continue to advance the strategic reform and closely monitor market changes. It will rationally deploy its transportation capacity by optimizing the structure of routes, schedule, mix of aircraft models and route pattern; strengthening marketing and sales efforts and raise the revenues from first and business class cabins; reducing capital expenditure and operating expenses; and seizing the market opportunities brought by the Olympic Games, the golden week of National Day, trade fairs, opening outbound tour-group travel from China to the U.S., and the Direct Cross-Straits Weekend Chartered Flights for Taiwan, thereby enhancing the Group's operating standards and creating better returns for our shareholders.

IV CORPORATE GOVERNANCE

The Model Code

Having made specific enquiries with all the directors of the Company, the directors of the Company have for the six months ended 30 June 2008 complied with the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Listing Rules. The Company has not adopted a code of conduct less stringent than the "Model Code for Securities Transactions by Directors of Listed Issuers" regarding securities transactions of the directors of the Company.

The Code of Corporate Governance Practices

The directors of the Company consider that, for the six months ended 30 June 2008, the Group was in compliance with the Code of Corporate Governance Practices set out in Appendix 14 of the Listing Rules.

Audit Committee

The audit committee of the Company has reviewed with the management and the external auditors the accounting principles and practices adopted by the Group and discussed the financial reporting matters including the review of the interim report prepared in accordance with the IAS 34.

V DISCLOSURE OF SIGNIFICANT MATTERS

Dividends

The Board does not propose to declare an interim dividend for the six months ended 30 June 2008.

Structure of Share Capital

As at 30 June 2008, the share capital of the Company comprised the following:

Category of Shares	Number of shares held	Percentage to the total share capital (%)
A Shares with selling restrictions (held by CSAHC)	2,200,000,000	50.30%
H Shares	1,174,178,000	26.84%
A Shares	1,000,000,000	22.86%
Total share capital	4,374,178,000	100.00%

Substantial Shareholders

As at 30 June 2008, to the knowledge of the directors, chief executive and supervisors of the Company, the interests and short positions of the following persons other than the directors, chief executive or supervisors in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the Securities and Futures Ordinance (the "SFO") or otherwise persons who have an interest of 10% or more in the Company's shares are as follows:

Name of shareholder(s)	Type of shareholding	Type(s) of share	Number of shares held	% of the total issued H Shares	% of the total issued share capital of the Company	Short position
CSAHC	Direct holding	A Share with selling restriction	2,200,000,000	–	50.30%	–
HKSCC Nominees Limited	Direct holding	H Share	1,161,691,598	98.94%	26.56%	–

Notes:

Based on the information available to the directors, chief executive and supervisors of the Company (including such information as was available on the website of the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and so far as the directors, chief executive and supervisors of the Company were aware, as at 30 June 2008:

1. Among the 1,161,691,598 H Shares held by HKSCC Nominees Limited, J.P. Morgan Fleming Asset Management Holdings Inc. had an interest in an aggregate of 70,912,000 H Shares (representing approximately 6.04% of its then total issued H Shares). According to the information as disclosed in the website of the Hong Kong Stock Exchange and so far as the directors, chief executive and supervisors of the Company were aware, J.P. Morgan Fleming Asset Management Holdings Inc. held its interest in the Company in the following manner:

   (a) 70,162,000 H Shares, representing approximately 5.98% of the then total issued H Shares, were held in the capacity as beneficial owner by JF Asset Management Limited, which was ultimately 100% held by J.P. Morgan Fleming Asset Management Holdings Inc.; and

(b) 750,000 H Shares, representing approximately 0.06% of the then total issued H Shares, were held in the capacity as investment manager by JF International Management Inc., which was approximately 99.99% held by J.P. Morgan Fleming Asset Management (Asia) Inc., which was ultimately 100% held by J.P. Morgan Fleming Asset Management Holdings Inc.

2. Among the 1,161,691,598 H Shares held by HKSCC Nominees Limited, Deutsche Bank Aktiengesellschaft (or certain of its controlled or indirectly controlled subsidiaries), namely had a long position of 59,184,586 H Shares and a short position of 21,131,166 H Shares, representing 5.04% and 1.80% respectively of the then total issued H Shares. According to the information as disclosed in the website of the Hong Kong Stock Exchange and so far as the directors, chief executive and supervisors of the Company were aware, Deutsche Bank Aktiengesellschaft held its interest in the Company in the following manner:

   (a) regarding the long position of 59,184,586 H Shares, 8,225,870 H Shares were held in the capacity of beneficial owner, 8,500,000 H Shares were held in the capacity of investment manager (through its controlled or indirectly controlled subsidiaries, namely Deutsche Asset Management (Japan) Limited (8,000,000 H Shares) and DWS Finanz-Service GmbH (500,000 H Shares)) and 42,458,716 H Shares were held in the capacity of person having a security interest in the H Shares; and

   (b) regarding the short position of 21,131,166 H Shares, 1,167,350 H Shares were held in the capacity of beneficial owner and 19,963,816 H Shares were held in the capacity of person having a security interest in the H Shares.

Save as disclosed above, as at 30 June 2008, to the knowledge of the directors, chief executive and supervisors of the Company, no other person (other than the directors, chief executive or supervisors) had an interest or short position in the shares or underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the SFO or otherwise had an interest of 10% or more in the Company's shares.

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company during the first half of 2008.

Interests of the Directors and Supervisors in the Equity of the Company

As at 30 June 2008, none of the directors, chief executive or supervisors of the Company had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and Hong Kong Stock Exchange pursuant to the SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to section 352 of the SFO or which were required to be notified to the Company and Hong Kong Stock Exchange pursuant to the "Model Code for Securities Transactions by Directors of the Listed Companies" in Schedule 10 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules").

Human Resources

As at 30 June 2008, the Group had an aggregate of 46,543 employees. The wages of the Group's employees consist of basic salaries and bonuses.

Designated Deposits and Overdue Time Deposits

As at 30 June 2008, the Group's deposits placed with financial institutions or other parties did not include any designated deposits or overdue time deposits against which the Group failed to receive repayments.

Material Litigation

Save as disclosed in note 16 to the Interim Financial Information of this result announcement, the Company was not involved in any material litigation.

By order of the Board
Liu Shao Yong
Chairman of the Board

Guangzhou, the PRC
18 August 2008

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.

Documents available for inspection

Original copy of the Company's 2008 interim report will be available at the company secretary office at No. 278, Ji Chang Lu, Guangzhou, the PRC.

The Company's 2008 interim report containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be subsequently published on the Hong Kong Stock Exchange's website in due course.